601 Lexington Avenue New York, NY 10022 (212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

March 13, 2018

VIA COURIER AND EDGAR

Tom Kluck
Legal Branch Chief — Office of Real Estate and Commodities
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:                             Wyndham Hotels & Resorts, Inc.
Amendment No. 2 to Draft Registration Statement on Form 10
Confidentially Submitted March 13, 2018
CIK No. 0001722684

Dear Mr. Kluck:

On behalf of our client Wyndham Hotels & Resorts, Inc., a Delaware corporation (the “Company” or “Wyndham Hotels”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, the Company has confidentially submitted with the Securities and Exchange Commission (the “Commission”), on the date hereof the above-captioned Amendment No. 2 to the draft Registration Statement on Form 10 (the “Draft Registration Statement Amendment”), originally confidentially submitted on November 20, 2017, as amended by Amendment No. 1 to the draft Registration Statement on Form 10 confidentially submitted on February 5, 2018 (the “Confidential Submission”).

The Company has made certain revisions to the Confidential Submission in response to the comment letter, dated February 26, 2018, from the staff of the Commission (the “Staff”). In addition, the Company has made certain updates to the disclosures contained in the Confidential Submission. The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses. Page numbers in the Company’s responses correspond to page numbers in the Draft Registration Statement Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Draft Registration Statement Amendment. This letter is based in part on representations of the Company and the management of La Quinta Holdings Inc. (“La Quinta”).

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General

1.                                      Staff’s Comment: We note your new disclosure regarding Wyndham Worldwide’s planned acquisition of the franchising and management businesses of La Quinta Holdings Inc. prior to the spin-off and the inclusion of La Quinta’s hotel management and franchising businesses in Wyndham Hotels’ business following the spin-off. Please provide us supplementally with your analysis of the impact of these transactions on your ability to conduct a spin-off without registering the transaction under the Securities Act of 1933.

Response: Wyndham Hotels respectfully advises the Staff that the acquisition of La Quinta’s franchising and management businesses (the “La Quinta acquisition”) does not impact Wyndham Worldwide’s ability to conduct the spin-off of the Wyndham Hotels’ business (the “spin-off”) without registering the transaction under the Securities Act of 1933, as amended (the “Securities Act”). The Commission has long held that a dividend of securities generally does not constitute a “sale” within the meaning of Section 2(a)(3) of the Securities Act because such dividend does not constitute a disposition “for value” within the meaning of that section. See Securities Act Release No. 33-929 (July 29, 1936). In Staff Legal Bulletin No. 4, dated September 16, 1997 (the “Staff Bulletin”), the Staff addresses concerns specific to spin-offs that would warrant registration under the Securities Act despite this basic policy.

Question 4 of the Staff Bulletin further states that a subsidiary does not have to register a spin-off under the Securities Act if the following five conditions are met:

•                  the parent shareholders do not provide consideration for the spun-off shares;

•                  the spin-off is pro-rata to the parent shareholders;

•                  the parent provides adequate information about the spin-off and the subsidiary to its shareholders and to the trading markets;

•                  the parent has a valid business purpose for the spin-off; and

•                  if the parent spins-off “restricted securities,” it has held those securities for at least two years.

We respectfully submit that the spin-off, even with the inclusion of La Quinta’s hotel management and franchising businesses in Wyndham Hotels’ business following the spin-off, complies with the aforementioned requirements and does not violate the policy aims of the Staff Bulletin. As detailed further below, Wyndham Worldwide stockholders are not exchanging any consideration or other value for Wyndham Hotels common stock.

Wyndham Worldwide stockholders are not making any investment decision with respect to the distribution by Wyndham Worldwide to them of the Wyndham Hotels common stock, nor do they currently have any decision-making power with respect to the Wyndham Hotels common stock or the La Quinta acquisition. All necessary information, including information about the franchising and management businesses of La Quinta, to be distributed to Wyndham Worldwide stockholders is currently publicly disclosed or will be provided prior to the spin-off. Wyndham Worldwide has valid business purposes for the spin-off and is not distributing restricted securities. Given the facts and circumstances of the spin-off, Wyndham Hotels respectfully submits that the spin-off meets the five conditions of the Staff Bulletin, and that Wyndham Worldwide can complete the spin-off without registering Wyndham Hotels’ common stock under the Securities Act. A detailed analysis of the applicability of the Staff Bulletin’s five conditions to the spin-off is set forth below.

No Consideration for the Spun-Off Shares. The Commission has taken the position that a dividend of securities generally does not constitute a “sale” within the meaning of Section 2(a)(3) of the Securities Act because such dividend does not constitute a disposition “for value” within the meaning of that section. See Securities Act Release No. 33-929 (July 29, 1936). The rationale for this position is that the recipient of a dividend of securities neither gives value for, nor makes an independent investment decision about, such securities and, therefore, does not need the protection afforded by the Securities Act. As previously discussed in our response to Comment 3 of the Staff comment letter dated December 21, 2017, Wyndham Worldwide stockholders will not provide any “value” in connection with the spin-off, in connection with any potential transfer of the proceeds from any financing transaction from Wyndham Hotels to Wyndham Worldwide or otherwise. Furthermore, Wyndham Worldwide stockholders will not be making an independent investment decision about Wyndham Hotels common stock or the La Quinta acquisition. Wyndham Worldwide stockholders will receive Wyndham Hotels common stock in connection with the spin-off solely by virtue of their ownership of Wyndham Worldwide common stock on the record date and will not be required to take any action to receive Wyndham Hotels common stock. In addition, consummation of the La Quinta acquisition does not require any action whatsoever to be taken on the part of Wyndham Worldwide stockholders. The only investment decision to be made by these stockholders, as a result of the spin-off, will be to choose, after the completion of the spin-off, whether they wish to continue to hold their shares of Wyndham Worldwide and/or Wyndham Hotels. Therefore, the first condition of the Staff Bulletin is met.

Pro-Rata Distribution. The distribution of the shares of Wyndham Hotels common stock will be effected on a pro rata basis, in proportion to each stockholder’s ownership interest in Wyndham Worldwide. Consequently, Wyndham Worldwide stockholders will have the same proportionate ownership interest in Wyndham Hotels and in Wyndham Worldwide before and after the spin-off. The second condition of the Staff Bulletin is, therefore, met.

Adequate Information. The Staff Bulletin states that, if the subsidiary to be spun-off is a non-reporting company, the adequate information requirement is satisfied if (1) the parent delivers an information statement that describes the separation and the subsidiary and that substantially complies with Regulation 14A or Regulation 14C under the Exchange Act and (2) the subsidiary registers the spun-off securities under the Exchange Act. The Company believes that the preliminary information statement filed as Exhibit 99.1 (the “Information Statement”) to the Draft Registration Statement Amendment substantially complies with Regulation 14C under the Exchange Act and will publicly file the Registration Statement on Form 10 in order to register the shares of Wyndham Hotels common stock under the Exchange Act. Moreover, the Information Statement contains certain information about La Quinta’s franchising and management businesses, historical financial information for La Quinta’s hotel franchising and management businesses and pro forma combined financial information of Wyndham Hotels, which, among other things, reflects the La Quinta acquisition, ensuring that Wyndham Worldwide stockholders are informed about both the spin-off and the La Quinta acquisition. By complying with the requirements of the Exchange Act, Wyndham Worldwide expects to provide its stockholders and the trading markets with adequate information to make informed investment decisions about Wyndham Hotels common stock on a going-forward basis. Therefore, the third condition of the Staff Bulletin is met.

Valid Business Purpose. Wyndham Worldwide believes that the spin-off is in the best interests of Wyndham Worldwide and Wyndham Worldwide stockholders because the spin-off is expected to provide various benefits, including: enhanced strategic and management focus for each company; more efficient capital allocation, direct access to capital and expanded growth opportunities for each company; the ability to implement a tailored approach to recruiting and retaining employees at each company; improved investor understanding of the business strategy and operating results of each company; and enhanced investor choices by offering investment opportunities in separate entities. As further described in the Draft Registration Statement Amendment, these and other purposes set forth therein are valid business purposes for the spin-off and, therefore, the fourth condition of the Staff Bulletin is met.

Holding Period for Restricted Securities. Pursuant to the Staff Bulletin, the Commission generally views securities received by stockholders in a spin-off that meets the other four conditions referenced above to not be “restricted securities.” The Staff Bulletin further elaborates that in rare situations such securities may be considered “restricted securities” where a large shareholder of the parent so controls the parent that the shareholder essentially decides whether to do the spin-off. Wyndham Worldwide is not controlled by a large shareholder, and no such shareholder is making decisions regarding the spin-off. Therefore, Wyndham Worldwide is not spinning off “restricted securities.” Further, even if such securities were considered to be “restricted securities,” the Staff Bulletin states that while “restricted securities” (i.e., securities acquired from an issuer or affiliate of the issuer of the securities in a private transaction) would have to be registered under the Securities Act unless the company conducting the spin-off held the restricted securities for two years, such “two-year holding period position does not apply where the parent formed the subsidiary being spun-off, rather than acquiring the business from a third-party.” Consequently, because Wyndham Worldwide is not spinning off “restricted securities” and Wyndham Worldwide formed Wyndham Hotels & Resorts, Inc. as a subsidiary, the fifth condition of the Staff Bulletin is inapplicable.

Conclusion. The five conditions set forth in the Staff Bulletin are satisfied and the La Quinta acquisition does not impact the ability of Wyndham Worldwide to conduct the spin-off without registering Wyndham Hotels common stock under the Securities Act. Wyndham Worldwide stockholders will provide no consideration for the dividend of Wyndham Hotels common stock. The spin-off will be effected for a valid business purpose and on a pro rata basis to all Wyndham Worldwide stockholders and does not involve restricted securities. Wyndham Hotels will provide information about itself, the spin-off and the La Quinta acquisition to all Wyndham Worldwide stockholders in the Information Statement, which will be distributed to all of Wyndham Worldwide stockholders prior to the spin-off. Therefore, because the five conditions of the Staff Bulletin are satisfied, the spin-off does not constitute a “sale” under the Securities Act and the Wyndham Hotels common stock being distributed thereunder is not required to be registered under the Securities Act.

2.              Staff’s Comment: Please provide us with support for the following statements:

•                  The chart and the statement, “Following the La Quinta acquisition, Wyndham Hotels will have the largest number of midscale and economy brands in the industry.” (page 7)

•                  “The La Quinta brand is one of the largest midscale brands in the hotel industry, with 894 hotels (576 third-party franchised and 318 managed) in the United States, Mexico, Canada, Honduras and Colombia.” (page 75)

•                  “The [La Quinta acquisition] will also expand our managed hotel network by nearly 250%, from 115 hotels today to more than 400 properties, making us the sixth-largest hotel manager in the United States.” (page 75)

Clearly mark the specific language in the supporting materials that support the statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

Response: The Company has supplementally provided the Staff with material supporting the statements referred to above as such statements have been updated in the Draft Registration Statement Amendment as of a more recent date, appropriately marked to highlight the sections relied upon and cross-referenced to the Draft Registration Statement Amendment. In accordance with Rule 418 of the Securities Act, the Company requests that the supplemental information be returned promptly following completion of the Staff’s review. Pursuant to Rule 418 of the Securities Act, these supplemental materials shall not be deemed filed with, or a part of, or included in, the Draft Registration Statement Amendment.

The Spin-Off

3.                                      Staff’s Comment: We note your response to comment 10 of our letter. Please revise to quantify the transaction and separation costs you expect to be borne by Wyndham Worldwide and Wyndham Hotels, respectively.

Response: Wyndham Hotels has revised page 48 of the Draft Registration Statement Amendment to quantify the transaction and separation costs expected to be borne by Wyndham Worldwide and Wyndham Hotels, respectively.

Unaudited Pro Forma Combined Financial Statements

2. Acquisition of La Quinta, page 64

4.                                      Staff’s Comment: Please tell us and disclose herein whether New La Quinta will continue to be pledged as collateral under the La Quinta Holdings, Inc. credit agreement following the acquisition of La Quinta’s hotel franchise and management businesses by Wyndham Worldwide.

Response: Wyndham Hotels respectfully advises the Staff that the credit facilities governed by the La Quinta credit agreement will be repaid and terminated at the closing of the La Quinta acquisition, and that, consequently, New La Quinta will no longer be pledged as collateral under such credit agreement. Wyndham Hotels has revised pages 62 and 66 of the Draft Registration Statement Amendment to so disclose.

4. Financing Transaction, page 65

5.                                      Staff’s Comment: You indicate the approximately $2.0 billion indebtedness obtained by Wyndham Worldwide related to the La Quinta acquisition may be assigned to you. Please tell us how you determined the inclusion of such indebtedness and related impact to interest expense are factually supportable if you are unclear as to whether such debt will be assigned to you in connection with the spin-off; alternatively, affirm if true that such debt will be assigned to you.

Response: Wyndham Hotels respectfully advises the Staff that the approximately $2 billion in financing commitments that Wyndham Worldwide has obtained in connection with the La Quinta acquisition is assignable to the Company under the terms of such financing commitments and will be assigned to the Company if other long-term financing is not obtained. Prior to the completion of the La Quinta acquisition, Wyndham Hotels expects to obtain long-term financing, comprised of senior unsecured notes and term loans, to fund, among other things, the La Quinta acquisition. If such long-term financing is not obtained, then the La Quinta acquisition will be funded by the $2 billion in financing commitments obtained by Wyndham Worldwide, which will have been assigned to the Company. The disclosure has been updated on pages 12, 15, 22, 53, 61, 65, 66, 99 and 139 to reflect that the financing commitments will be assigned to the Company if the long-term financing is not obtained.

6.                                      Staff’s Comment: We note that the financing transactions contemplated in Note 4 will be described in greater detail in a subsequent amendment. We await your revised disclosure of all material terms of the pro forma debt, including but not limited to interest rate, maturity date, payment terms and legal obligor(s) and guarantor(s), if any.

Response: Wyndham Hotels acknowledges the Staff’s comment and advises the Staff that it will provide additional details with regard to the financing transactions contemplated in Note 4, in one or more future pre-effective amendments.

5. Pro Forma Adjustments, page 65

7.                                      Staff’s Comment: Please describe the valuation technique(s) and material inputs used to develop the preliminary measurement of trademarks, franchise agreements, and other material intangible assets acquired in the acquisition of the hotel franchising and management agreements from La Quinta Holdings, Inc. If multiple valuation techniques were used, disclose the weighting of each technique. Additionally for intangible assets subject to amortization, tell us the weighted average useful lives per asset class and how you determined such useful lives.

Response: Wyndham Hotels respectfully advises the Staff that the preliminary valuation of the trademarks, franchise agreements and other intangible assets that are expected to be acquired from La Quinta were based on the Company’s internal valuation model, which utilized a discounted cash flow approach. The assumptions that were utilized in the valuation model were based on internal projections, including assumed growth rates based on the current pipeline, forecasted attrition rates and expected future amortization. These assumptions were derived through the Company’s due diligence process in connection with the La Quinta acquisition, and thus were limited by the amount of information that La Quinta provided to the Company. The final valuation will be performed with the assistance of a third-party valuation firm and will include the consideration of various valuation techniques that the Company deems appropriate for the measurement of fair value of the assets to be acquired and liabilities to be assumed. In addition, the final valuation will consider additional information that the Company will be able to access once the acquisition has been completed.

The intangible assets subject to amortization include franchise agreements. The estimated useful lives of these assets were based on the average remaining terms of the franchise agreements that the Company expects to assume upon the consummation of the La Quinta acquisition, including renewals. In addition, the Company has also factored in the franchise agreements that are expected to be entered into by a subsidiary of La Quinta, which will become an indirect wholly-owned subsidiary of Wyndham Hotels & Resorts, Inc. after completion of the La Quinta acquisition, with CorePoint in connection with La Quinta’s spin-off of CorePoint. Such franchise agreements will have an initial term of 20 years, with two additional five-year renewal options.

8.                                      Staff’s Comment: In adjustment (f), we note that you have computed amortization expense using the straight-line method over an estimated useful life of twenty years. Please tell us how you determined that twenty years was the most appropriate amortization period given your disclosure on page F-46 which states that the estimated useful lives of franchise agreements range from three to twenty years. Further, we note from the table on page F- 52 that the weighted average remaining life of franchise agreements as of September 30, 2017 was only three years.

Response: Wyndham Hotels respectfully notes that the three to twenty year amortization period of franchise agreements disclosed on page F-47 and the weighted average remaining life of three years disclosed on page F-53 represent one component of the franchise agreements that Wyndham Worldwide expects to acquire. This component is limited to the franchise agreements that were previously acquired by La Quinta. Another significant component of the franchise agreements that Wyndham Worldwide expects to acquire are those franchise agreements relating to La Quinta’s existing 570 franchisees. In the due diligence process, the Company was made aware that La Quinta’s existing franchise agreements have an average remaining contractual term of 14.3 years; however, La Quinta has historically experienced a very high retention rate for its franchisees (approximately 98%), and a very small percentage of franchisees (1%) have exercised their early-termination contractual windows. In addition, the Company has also factored in the 316 franchise agreements that are expected to be entered into by a subsidiary of La Quinta (which will become an indirect wholly-owned subsidiary of Wyndham Hotels & Resorts, Inc. after completion of the La Quinta acquisition) with CorePoint in connection with La Quinta’s spin-off of CorePoint. Such franchise agreements will have an initial term of 20 years, with two additional five-year renewal options.

9.                                      Staff’s Comment: Please tell us how you calculated the pro forma interest expense in adjustment (i) and whether the calculation was based upon a contractual rate of interest.

Response: Wyndham Hotels respectfully advises the Staff that the pro forma interest expense adjustment was calculated based upon the financing commitments of $2.0 billion related to the La Quinta acquisition with an assumed average variable interest rate of 3.60%, which rate is based upon LIBOR plus 200 basis points. The Company has revised the disclosure on pages 67 and 68 of the Draft Registration Statement Amendment to disclose the below.

The adjustment to interest expense gives the net effect to the financing transactions described in Note 4 of the unaudited pro forma combined financial statements, the removal of interest historically allocated by Wyndham Worldwide, and interest expense associated with the capital lease described in Note (c) in the unaudited pro forma combined financial statements.

Wyndham Worldwide has obtained financing commitments of $2.0 billion in the form of a 364-day senior unsecured bridge term loan facility to fund the La Quinta acquisition, and related costs and expenses. The bridge facility will be used to fund the cash consideration for the La Quinta acquisition and fees and expenses related thereto. Wyndham Worldwide anticipates replacing some or all of the bridge facility prior to closing of the acquisition with long-term financing, comprised of a term loan credit facility and senior unsecured notes.

Based on the terms of the $2.0 billion bridge facility, with an assumed average variable interest rate of 3.60%, which rate is based upon LIBOR plus 200 basis points, the pro forma interest expense would be $72 million for the year ended December 31, 2017. Each 0.125% change in assumed interest rate would result in an approximately $2 million change in annual interest expense on indebtedness.

As noted above, Wyndham Worldwide anticipates replacing the bridge facility with $2.1 billion of long-term financing. The long-term financing will have terms ranging from seven to eight years, with an assumed weighted average interest rate of 4.66% which will give effect to pro forma interest expense of $98 million for the year ended December 31, 2017. The final terms of the term loan credit facility and senior unsecured notes will be subject to market conditions and may be materially different.

Our Business

Recent Developments, page 75

10.                               Staff’s Comment: We note your disclosure that “La Quinta Holdings, Inc. will spin-off its real estate assets and certain related assets and liabilities into a separate publicly-traded real estate investment trust, CorePoint Lodging Inc. LQ Management L.L.C., an indirect wholly- owned subsidiary of La Quinta, will enter into one or more 20 year management agreements with subsidiaries of CorePoint, whereby the royalty and management fees paid by CorePoint on the La Quinta properties owned by CorePoint will increase from 2.5% and 4.5%, respectively to 5.0%.” We further note your risk factor disclosure starting on page 38 under the heading “Risks Relating to the Acquisition of La Quinta’s Hotel Franchising and Management Businesses” and your disclosure regarding management and franchise agreements in the Notes to Combined Financial Statements New La Quinta starting on page F-42. Please state, if true, that LQ Management L.L.C. will become your indirect wholly-owned subsidiary following the spin-off, and provide additional disclosure regarding the material terms of the agreements, including the management and franchise agreements, between LQ Management L.L.C. and CorePoint. Please tell us what consideration you have given to filing these agreements as exhibits.

Response: Wyndham Hotels confirms that LQ Management L.L.C. will become its indirect wholly-owned subsidiary following the consummation of the La Quinta acquisition, and has revised the disclosure on page 77 of the Draft Registration Statement Amendment to so disclose. The Company has also added disclosure on page 77 in response to the Staff’s comment to describe the material terms of the management agreements that will be entered into by between LQ Management L.L.C. and CorePoint and the franchise agreements that will be entered into between La Quinta Franchising LLC and CorePoint.

The Company does not believe that the management and franchise agreements are required to be filed as exhibits to the Draft Registration Statement Amendment. Item 601(b)(10)(ii) of Regulation S-K provides that “[i]f the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed” unless it falls within one of the enumerated exceptions in Item 601(b)(10)(ii). There will be a separate management agreement and franchise agreement for each CorePoint hotel, each of which will be entered into in the ordinary course of the Wyndham Hotels’ business as a hotel franchisor and manager. Filing such contracts may give the misleading perception that the Company’s business is substantially dependent on one or more of these contracts. Moreover, the revenue that the Company will receive pursuant to each of these agreements individually is limited in nature and immaterial in amount or significance to the Company. Thus, the contracts are not such upon which the Company’s business is substantially dependent. See Item 601(b)(10)(ii)(B). As none of the other exceptions enumerated under Item 601(b)(10)(ii) are relevant to these management and franchising contracts, the Company believes that the disclosure provided in the Draft Registration Statement Amendment regarding the management and franchise agreements to be entered into with CorePoint adequately discloses the material terms of these agreements. Therefore, the Company believes that these agreements with CorePoint need not be filed as exhibits to the Draft Registration Statement Amendment.

Certain Relationships and Related Party Transactions

Agreements with Wyndham Worldwide Related to the Spin-Off

Separation and Distribution Agreement, page 126

11.                               Staff’s Comment: We note your response to comments 7 and 10 of our letter, including the statement in your response to comment 7 that “certain of the historical assets, liabilities and obligations associated with the Wyndham Hotels & Resorts businesses are legally owned or held by entities that will comprise the Wyndham Worldwide vacation ownership, vacation exchange and vacation rentals businesses following completion of the spin-off. Accordingly, in connection with the internal reorganization, these assets, liabilities and obligations will be transferred to Wyndham Hotels to properly align the hotel business within Wyndham Hotels.” Please revise your disclosure to describe the assets, liabilities, and obligations will be transferred to Wyndham Hotels from the entities that will comprise the Wyndham Worldwide vacation ownership, vacation exchange and vacation rentals businesses following completion of the spin-off, or advise us why this disclosure is not material. We further note that your chart on pages 11 and 45 showing the corporate structure before the spin-off indicates that Wyndham Worldwide’s hotel business currently owns certain vacation ownership businesses. Please revise your disclosure to describe any assets, liabilities, and obligations, including those relating to the vacation ownership businesses, that will be transferred from Wyndham Worldwide’s hotel business to Wyndham Worldwide’s vacation ownership business in the reorganization prior to the spin-off, or advise us why this disclosure is not material.

Response: Wyndham Hotels respectfully directs the Staff’s attention to pages 131 through 133 of the Draft Registration Statement Amendment, which contains a summary of the material assets, liabilities and obligations to be allocated between the Wyndham Hotels & Resorts hotel business and the Wyndham Worldwide vacation ownership, vacation exchange and vacation rentals businesses. The Separation and Distribution Agreement, which will be filed as an exhibit to the Registration Statement on Form 10 in a future pre-effective amendment, will also contain a detailed description of the assets, liabilities and obligations to be allocated between the Wyndham Hotels & Resorts hotel business and the Wyndham Worldwide vacation ownership, vacation exchange and vacation rentals businesses. Wyndham Hotels respectfully submits that further information on individual transfers will not materially enhance a stockholder’s understanding of such matters beyond what has already been described in such disclosure.

12.                               We note your response to comments 7 and 10 of our letter and your revised disclosure on pages 126 to 128. Please revise your disclosure to clarify how you determined the percentage and composition of shared contingent liabilities and shared contingent assets that would be allocated to each of Wyndham Hotels and Wyndham Worldwide in the reorganization.

Response: Wyndham Hotels respectfully advises the Staff that the percentage of shared contingent liabilities and shared contingent assets allocated to each of Wyndham Hotels and Wyndham Worldwide was determined based upon the expected relative size of the businesses of each of Wyndham Hotels and Wyndham Worldwide on the distribution date, as well as their anticipated respective abilities to pay or otherwise assume any shared contingent liabilities following completion of the distribution. The Company respectfully directs the Staff’s attention to pages 132 and 133 of the Draft Registration Statement Amendment, which contains a summary of the shared contingent liabilities and shared contingent assets. Examples of shared contingent liabilities may include uninsured losses arising from actions (including derivative actions) against current or former directors or officers of Wyndham Worldwide Corporation or its subsidiaries in respect of acts or omissions occurring prior to the distribution date, or against current or former directors or officers of Wyndham Worldwide Corporation or any of its subsidiaries, relating to, arising out of or resulting from, the separation plan or the distribution, subject to certain exceptions described in the Separation and Distribution Agreement. In addition, costs and expenses of third party professional advisors arising out of the foregoing actions may also be subject to these provisions. Examples of shared contingent assets may include any assets relating to, arising from or involving any shared contingent liability or any assets relating to, arising out of or resulting from certain terminated or divested businesses formerly owned or managed by Wyndham Worldwide Corporation or any of its subsidiaries prior to the distribution date (other than certain terminated or divested businesses formerly and primarily associated with the Wyndham Hotels & Resorts hotel business or Wyndham Worldwide vacation ownership, vacation exchange and vacation rentals businesses).

Executive and Director Compensation

Key Elements of Expected Executive Compensation, page 107

13.                               Staff’s Comment: We note your revised disclosure stating that you expect up to 1.4 million shares of Wyndham Hotels common stock will be issued pursuant to equity awards vesting in connection with the spin-off. Please revise your disclosure to disaggregate the number of shares to be received by each related person. Refer to Item 404 of Regulation S-K.

Response: Wyndham Hotels acknowledges the Staff’s comment and has revised its disclosure on pages 112, 113 and 137 of the Draft Registration Statement Amendment to disclose, as required by Item 404 of Regulation S-K, the number of shares to be received by related persons. Wyndham Hotels further advises the Staff that it will provide additional details with regard to the number of shares to be received by other related persons as they are identified, in one or more future pre-effective amendments.

Audited Combined Financial Statements of New La Quinta

Combined Balance Sheets, page F-38

14.                               Staff’s Comment: We note that Wyndham Worldwide will repay approximately $715 million of La Quinta Holdings Inc. debt net of cash. However we note that no outstanding indebtedness has been allocated to New La Quinta in the combined balance sheets. Further, we note the Item 7.01 Form 8-K filed by La Quinta Holdings Inc. on July 26, 2017 depicting the allocation by La Quinta Holdings Inc. a portion of its existing debt to New La Quinta. Please tell us the basis for excluding debt and related interest expense allocated to New La Quinta in the combined financial statements included herein.

Response: Wyndham Hotels respectfully advises the Staff of the following, based on information obtained from the management of La Quinta.

In connection with La Quinta’s proposed spin-off of CorePoint and our acquisition of La Quinta (collectively, the “Transactions”), Wyndham Worldwide will repay in full La Quinta’s existing long-term debt, which is estimated to be approximately $1.7 billion at the time of the closing of the Transactions. To facilitate the flow of funds, at the closing of the La Quinta acquisition, $715 million will be set aside from the total purchase price of approximately $1.95 billion, subject to certain adjustments, to be paid by Wyndham Worldwide to La Quinta, which will be applied towards the repayment of La Quinta’s approximately $1.7 billion of outstanding indebtedness. In connection with La Quinta’s spin-off of CorePoint, CorePoint will make a payment of approximately $985 million, subject to certain adjustments, to La Quinta, which is expected to be funded primarily by the proceeds of CorePoint’s new debt financing, in order to reimburse La Quinta for the balance of La Quinta’s long-term debt. The receipt of such cash payment by La Quinta is a closing condition to the La Quinta acquisition. In determining the contemplated sources and uses of funds in connection with the Transactions, the $715 million amount referenced in the joint press release announcing the sale of La Quinta’s management and franchise business to Wyndham Worldwide was a variable amount primarily determined by CorePoint’s desired day-one leverage profile, and is not indicative of an amount of debt allocated, or to be allocated, to New La Quinta before or after the Transactions.

The financial statements of New La Quinta included in the Draft Registration Statement Amendment are presented on a carve-out basis of accounting. Historically, the long-term debt of La Quinta has never been directly attributable, legally or otherwise, to either of La Quinta’s real estate or franchising and management businesses. La Quinta’s long-term debt is collateralized solely by equity interests in the holding companies of La Quinta. As such, La Quinta’s long-term debt was not allocated to New La Quinta’s carve-out financial statements.

In addition, La Quinta furnished stand-alone statements of operations for CorePoint and New La Quinta under Item 7.01 of Form 8-K in Exhibit 99.1 of La Quinta’s Form 8-K filed on July 26, 2017, as well as certain non-GAAP financial information, because it believes that such information provides meaningful supplemental information to investors and analysts for purposes of assessing New La Quinta on a stand-alone basis as if the contemplated spin-off of CorePoint had occurred. This presentation is intended to provide a view of the operating results of New La Quinta as if it had historically been a stand-alone, discrete entity. Under this view, La Quinta believes that New La Quinta would have carried an appropriate and directly attributable level of long-term debt, similar to the distinct long-term debt that is expected to be carried by New La Quinta after the spin-off of CorePoint. As such, La Quinta believes it was most appropriate to allocate associated interest expense to New La Quinta for purposes of this presentation, but not appropriate for New La Quinta carve-out financial statements.

* * * *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (212) 446-4660.

Sincerely,

/s/Christian O. Nagler
Christian O. Nagler

cc:                                Nick Rossi
Wyndham Hotels & Resorts, Inc.